Exhibit 99.5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Mitchells & Butlers plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd :
BNY Norwich Union Nominees Ltd	4,010,263*
BT Globenet Nominees Ltd	6,870*
Chase GA Group Nominees Ltd	10,355,127*
Chase Nominees Ltd	488,853*
CUIM Nominee Ltd	3,493,552*

* denotes beneficial interest

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

1,680,347

8. Percentage of issued class

0.34%

9. Class of security

Ordinary shares

10. Date of transaction

23 May 2006

11. Date company informed

25 May 2006

12. Total holding following this notification

18,354,665 (beneficial interest only)

13. Total percentage holding of issued class following this notification

3.74%

14. Any additional information

………………………………………..

15. Name of contact and telephone number for queries

Victoria Penrice 0121 498 6514

16. Name and signature of authorised company official responsible for making this notification

Victoria Penrice

Date of notification

25 May 2006

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